Eaton Vance Management

Two International Place

Suite 1400

Boston, MA 02110

617 482 8260

eatonvance.com

March 31, 2021

VIA EDGAR

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PRE 14A Filing for Eaton Vance Floating-Rate Income Plus Fund (the “Fund”) (File No: 811-22821)

Dear Ms. Lithotomos,

This letter responds to comments you provided to the undersigned and Jordan Beksha via telephone on March 24, 2021 in connection with your review of the Fund’s preliminary proxy statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed on March 19, 2021 (Accession No. 0000940394-21-000652). We have reproduced each comment below and immediately thereafter provided the Fund’s response. Responses will be reflected in the Fund’s definitive proxy statement, as applicable. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	Please confirm supplementally that the Fund will file an application for deregistration with the U.S. Securities and Exchange Commission (the “SEC”) on Form N-8F if the Fund is liquidated.

Response: The Fund confirms it will file a Form N-8F if the Fund is liquidated.

2.	Please confirm supplementally that the Fund will stay current with other required SEC filings and related obligations.

Response: The Fund confirms that it will continue to stay current with required SEC filings and related obligations.

3.	The Preliminary Proxy Statement states that the shareholder meeting will be held virtually. Please note that the staff of the Divisions of Corporation Finance and Investment Management has issued guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (the “Guidance”).

Response: The Fund confirms that it is aware of the Guidance.

4.	On page 2 of the Preliminary Proxy Statement in the last bullet point under “Board Considerations in Approving the Proposed Plan,” please add information about any tax consequences with respect to individual retirement accounts.

Response: The Fund will add the following disclosure in its definitive proxy statement:

Tax Consequences. The Board considered EVM’s representation that, if the Liquidation is approved, the Fund would intend to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for its final fiscal period preceding the Liquidation. As a result, the Fund may need to distribute any undistributed net investment income and/or any undistributed net capital gains to shareholders in connection with the Liquidation. Based on current estimates, no capital gain distribution will be required in connection with the Liquidation. At the shareholder level, the tax consequences of the Liquidation will depend upon the difference between the proceeds a shareholder receives in the Liquidation and the shareholder’s adjusted tax basis in the Fund’s shares for U.S. federal income tax purposes. Distributions of Liquidation proceeds to an individual retirement account will generally not be taxable for U.S. federal income tax purposes, unless gain recognized by the account from the Liquidation, if any, is treated as unrelated business taxable income by reason of the shares being treated as debt-financed property.

5.	Please explain supplementally what other additional options the Board considered for this Fund, if any.

Response: As noted in the Preliminary Proxy Statement, the Board considered various options for the Fund. Those options included continuing to seek shareholder approval of a new investment advisory agreement for the Fund, reorganizing the Fund into another fund and converting the Fund to an open-end fund. A significant portion of the Fund’s Common Shares are held by closed-end fund activist shareholders who oppose approval of a new investment advisory agreement, which could leave the Fund without an investment adviser to conduct the Fund’s investment operations following the impending termination of the Interim Agreement. After careful consideration of the advantages, disadvantages and feasibility of the various options, the Board approved, and recommends that shareholders vote for, the liquidation of the Fund.

6.	Please confirm the use of brackets around the “Additional Considerations with Respect to the Proposed Liquidation” section of the Preliminary Proxy Statement.

Response: The Fund confirms that these brackets will be removed.

7.	Please advise supplementally whether the Codification Topic 450 and Financial Accounting Standards Board FAS 5 (“Topic 450”) will be used in accounting for the liquidation. (i.e., to make sure the fund has set aside the appropriate amount of assets to cover its liabilities.)

Response: The Fund confirms that Topic 450 will be used in accounting for the liquidation.

8.	Under the “Proposal 2. Election of Trustees” section of the Preliminary Proxy Statement, the table beginning on page 5 does not indicate other directorships held by the Fund’s Trustees during the past five years. Please confirm.

Response: Although not noted in the table itself (which is consistent with the tabular example provided in the instructions to Item 22(b) of Schedule 14A and Item 18 of Form N-2), the Fund notes that the disclosure immediately preceding the table indicates that “[t]he following table presents certain information regarding the current Trustees of the Fund, including the principal occupations of, and public company directorships held by, each such person for at least the last five years.”

9.	Pursuant to Rule 14a-4, the Staff believes that adjournments require a vote and a proposal line item on the proxy card. Please explain supplementally why the Fund’s proxy cards do not include a proposal line item regarding adjournment of the Fund’s annual meeting.

Response: Rule 14a-4(a)(3) under the 1934 Act requires the form of proxy to identify “each separate matter intended to be acted upon” and states that “no reference need be made … to proposals as to which discretionary authority is conferred pursuant to [Rule 14a-4(c)].” The Fund submits that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” at the meeting. Instead, the Fund believes that adjournments are “incident to the conduct of the [shareholder] meeting” and therefore discretionary authority for proxies to vote thereon is consistent with Rule 14a-4(c)(7). Therefore, the Fund respectfully declines to add a proposal line item regarding adjournment to the proxy cards. The Fund notes that the Preliminary Proxy Statement indicates how proxies will be voted on any proposed adjournment of the Annual Meeting.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President